Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 20, 2003

TECHNIP

(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: November 20, 2003

	By:	/s/ Olivier Dubois

Olivier Dubois Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris, November 20, 2003

THIRD QUARTER AND NINE MONTHS 2003 RESULTS
Further Improvement in EBITA Margins
Backlog Up 24% Compared to One Year Ago

Euros in millions
(except EPS)	3rd Quarter	Nine Months

September 30 Backlog	7,526	7,526
Revenues	1,257	3,420
EBITA	73	169
Net Income:
– Before Goodwill	32	68
– After Goodwill	2	(16)
Fully Diluted Adjusted EPS €	1.40	2.91
Fully Diluted Adjusted E/ADS $	0.41	0.85

The Board of Directors of Technip has approved the unaudited consolidated accounts for the third quarter and first nine months of 2003.

Daniel Valot, Chairman and CEO, commented: “As expected, Technip’s results for the first nine months of 2003 improved significantly compared to the same period last year, with EBITA increasing 15% on revenues up a more modest 3%. This performance was achieved despite the fall of the dollar and other currencies versus the Euro.

We are maintaining our full year guidance in terms of revenues and EBITA. We confirm that the Group’s full year tax rate should not be much different from that registered during the first nine months, and that this will obviously have an impact on our full year net income. We have in this area a potential for improvement, which we shall develop in the coming years.

Technip’s net debt, which had increased mid-year due to timing issues related to the receipt of down payments on certain contracts, returned to a more normal level during the third quarter and now stands close to the level reached at the beginning of 2003. Compared to September 30, 2002, net debt is 16% lower. Our target remains to reduce gearing to approximately 20% by the end of 2004.

In view of the amount and quality of Technip’s backlog and given the positive trends which are developing in our targeted markets, the outlook for Technip in 2004/2005 is very promising”

I.  OPERATIONAL HIGHLIGHTS

During the third quarter of 2003, Technip was awarded new orders totaling EUR 1.5 billion (compared to EUR 2.7 billion in the second quarter of 2003 and EUR 1.5 billion in the third quarter of 2002). Main contracts put into force included:

•	a lump sum turnkey contract worth in excess of EUR 300 million awarded by Motor Oil Hellas for the addition of new process units and utilities at their refinery in Corinth, Greece;

•	a contract worth approximately USD 250 million awarded by Burullus Gas Company for sub sea facilities for the Sapphire gas field, offshore northern Egypt;

•	a lump sum turnkey contract awarded by Saudi Aramco for the addition of diesel hydro treating facilities at their Riyadh refinery;

•	an EPIC contract worth about USD 125 million awarded by Canadian Natural Resources for the sub sea development of the Baobab field, offshore Ivory Coast;

•	a contract awarded by Petrobras worth approximately USD 80 million for the design and construction of a natural gas plant to be built at Guamaré, in the State of Rio Grande do Norte, Brazil;

•	a contract worth about EUR 65 million awarded by Statoil for the installation of the infield flowlines, service lines and umbilicals at the Snøhvit field in the North Sea; and

•	a contract awarded by Guangzhou Cang Hua Chemical Industry worth approximately USD 50 million for a VCM/PVC plant to be built in their existing petrochemical complex at Guangzhou in the Guangdong Province, China.

As of September 30, 2003, the backlog* amounted to EUR 7.53 billion (which is equivalent to approximately 20 months of revenues), compared to the backlog of EUR 7.57 billion registered at June 30, 2003.

The Offshore Branch backlog of EUR 3.14 billion was sequentially up 3% and more than 63% above its level one year ago.

In the onshore activities (Onshore/Downstream and Industries), backlog was EUR 4.39 billion, down by 3% compared to the end of June 2003 and up 6% compared to September 30, 2002.

II.  FINANCIALS

2003 nine-month revenues were EUR 3.42 billion, up 3% compared to the first nine months of 2002, as 2003 revenues were impacted by the weakening of the U.S. dollar and other currencies and by the disposal of non-strategic assets. Without foreign exchange movements and changes in scope of consolidation, nine month 2003 revenues would have totaled approximately EUR 3.7 billion, 12% above the first nine months of 2002.

2003 third quarter revenues were EUR 1.26 billion, an 11% increase year-on-year. All 3 branches of the Group showed progress in revenues compared to the third quarter 2002.

*	The remaining portion of contracts in force.

Operating income before goodwill amortization (EBITA) for the first nine months of 2003 amounted to EUR 169.4 million, a 15% increase from EUR 146.7 million during the same period in 2002. The EBITA margin for the first nine months of 2003 was 5.0%, up from 4.4% during the first nine months of 2002.

EBITA for the third quarter of 2003 amounted to EUR 72.7 million, up 39% sequentially and 24% year-on-year. The Group’s EBITA margin for the third quarter of 2003 was 5.8%, compared to 5.2% for the third quarter of 2002.

Financial costs, including the non-cash provision for the redemption premium of the convertible bonds, were EUR 36.8 during the first nine months of 2003, compared to the EUR 43.6 million registered during the same period in 2002.

Non-operating income posted a charge of EUR 5.8 million during the first nine months of 2003, coming mainly from a EUR 4.1 million restructuring provision taken during the third quarter of 2003 in connection with the downsizing of the Finnish yard due to the shortfall of its workload.

Pre-goodwill net income of EUR 68.3 million was booked for the first nine months of 2003, unchanged compared to the same period one year ago. This was due to a heavier tax burden in 2003 which increased from EUR 34.6 million during the first nine months of 2002 to EUR 58.4 million during the first nine months of 2003.

After goodwill amortization, net income was EUR (16.2) million for the first nine months of 2003 compared to EUR (19.8) million for the same period in 2002.

Nine month 2003 net income adjusted for the purpose of calculating fully diluted EPS amounted to EUR 85.7 million versus EUR 86.5 million during the same period one year ago (please refer to Annex 1). Nine month 2003 fully diluted adjusted EPS and E/ADS were EUR 2.91 and USD 0.85, respectively.

Nine month 2003 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 61.2 million (unaudited). The main adjustments to reported French GAAP net income are the restatement of goodwill amortization of EUR (84.5) million and the impact of SFAS 133 on the accounting treatment of hedging instruments.

During the third quarter of 2003, cash from operations was EUR 68 million, change on working capital was an improvement of EUR 101 million, and capital spending amounted to EUR 31 million. Given the positive change in working capital, net debt, excluding the redemption premium of convertible bonds, as of September 30, 2003 was reduced to EUR 545 million compared to EUR 679 million as of June 30, 2003 and EUR 652 million as of September 30, 2002.

As a result of those changes, gearing at the end of the third quarter fell to 28%, from 35% as of June 30, 2003 and 32% as of September 30, 2002.

°
°    °

Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business and business cycles, competitiveness and strategy of the Technip Group. Such statements are based on a number of assumptions, expectations and forecasts that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, armed conflict or political instability in the Persian Gulf or other regions, the strength of competition, interest rate fluctuations, control of costs and expenses, the reduced availability of government-sponsored export financing, the timing and success of anticipated integration synergies and stability in developing countries. For a further description of such risks and uncertainties, see the reports filed by Technip with the Securities and Exchange Commission and the “Commission des Opérations de Bourse.” Technip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

°
°    °

With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

°
°    °

Press Relations
Sylvie Hallemans	Tel. +33 (0) 1 47 78 34 85 E-mail: shallemans@technip.com

Investor and Analyst Relations G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74 E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85 E-mail: daguez@technip.com

Internet:	www.technip.com

Technip trades under the symbol TKP on the NYSE and under the ISIN FR0000131708 on the Euronext.

ANNEX I
CONSOLIDATED STATEMENT OF INCOME
French GAAP
Unaudited

	Third Quarter		Nine Months
Euros in Millions except EPS
E/ADS in US Dollars	2003	2002	2003	2002

Revenues	1,256.5	1,134.6	3,419.7	3,307.4
Cost of Sales	(1,154.2)	(1,043.6)	(3,162.5)	(3,052.1)
Depreciation and Amortization excluding Goodwill	(29.6)	(32.2)	(87.8)	(108.6)

Operating Income before Goodwill Amortization(1)	72.7	58.8	169.4	146.7

Financial Result	(9.8)	(7.5)	(24.2)	(31.1)
Provision for Redemption Premium on Convertible Bonds	(4.5)	(4.7)	(12.6)	(12.5)
Non-Operating Income (Loss)	(5.6)	(0.4)	(5.8)	(2.5)
Income Tax	(21.1)	(10.1)	(58.4)	(34.6)
Income of Equity Affiliates	—	—	0.5	0.9
Minority Interests	(0.1)	1.0	(0.6)	1.3

Net Income pre-Goodwill	31.6	37.1	68.3	68.2

Goodwill Amortization	(29.3)	(29.6)	(84.5)	(88.0)

Net Income	2.3	7.5	(16.2)	(19.8)

Net Income for EPS Calculation:
Net Income	2.3	7.5	(16.2)	(19.8)
Non-Operating (Income) Loss	5.6	0.4	5.8	2.5
Goodwill Amortization	29.3	29.6	84.5	88.0
Convertible Bond Financial Costs, after Tax	3.9	5.9	11.6	15.8

Adjusted Net Income(2)	41.1	43.4	85.7	86.5

Fully Diluted Adjusted EPS(3)	1.40	1.55	2.91	3.09

Fully Diluted Adjusted E/ADS(4)	0.41	0.45	0.85	0.90

(1)	Operating income before goodwill amortization (EBITA), is used for informational purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP.

(2)	Adjusted net income is calculated for information purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its net income and those of its peers who may use different accounting standards, such as US GAAP (which, contrary to French GAAP, does not allow the amortization of goodwill). Furthermore, the Group is currently accruing on a quarterly basis the cost of the redemption premium associated with the possibility that convertible bonds due in January 2007 would not be redeemed for ordinary shares. However, the amount of fully diluted shares includes those shares that would be issued in the event that all outstanding convertible bonds would be redeemed for shares. In such an event, the redemption premium would not be paid, and therefore the associated post tax amount is accordingly added back. Non-operating income (loss) is excluded.

(3)	Number of fully diluted shares as of September 30:

2003	29,458,645
2002	28,036,202

(4)	E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.1650 as of September 30, 2003. One ADS is equal to one-fourth of an ordinary share.

ANNEX II
CONSOLIDATED BALANCE SHEET
French GAAP
Unaudited

	Sept 30,	June 30,	Mar. 31,	Dec. 31,
Euros in Millions	2003	2003	2003	2002*

Assets
Non-Current Assets	3,284	3,289	3,324	3,518
Contracts in Progress, Inventories & Deferred Bid Costs, net	6,233	5,359	5,337	4,977
Premium for Redemption of Convertible Bonds	57	62	67	74
Receivables & Other Current Assets, net	1,600	1,430	1,455	1,296
Cash & Cash Equivalents	697	634	726	741

Total Assets	11,871	10,774	10,909	10,606

Liabilities & Shareholders’ Equity
Shareholders’ Equity	1,960	1,921	2,007	2,026
Minority Interests	11	11	12	16
Financial Debt	1,242	1,313	1,232	1,247
Premium for Redemption of Convertible Bonds	87	87	88	90
Progress Payments on Contracts	6,833	5,740	5,751	5,420
Accrued Liabilities	320	314	323	329
Other Liabilities	1,418	1,388	1,497	1,478

Total Liabilities & Shareholders’ Equity	11,871	10,774	10,909	10,606

*	Audited

Changes in Shareholders Equity — Nine Months 2003
Euros in Millions

Shareholders’ Equity as of December 31, 2002	2,026.3
Net Income of the first nine months of 2003	(16.2)
Dividend Paid	(77.3)
Impact of the merger between Technip and Coflexip (Capital Increase)	48.5
Foreign Exchange Translation Adjustments and Others	(21.0)
Shareholders’ Equity as of September 30, 2003	1,960.3

ANNEX III
CONSOLIDATED STATEMENT OF CASH FLOWS
THIRD QUARTER 2003
Euros in Millions
Unaudited

Net Income	2.3
Depreciation of Property, Plants & Equipment	29.6
Goodwill Amortization	29.3
Provision for Redemption Premium on Convertible Bonds	4.5
Net Loss (Gain) on the Disposal of Fixed Assets	1.4
Deferred Income Tax	0.5
Minority Interests and Other	0.1
Cash from Operations	67.7
Change in Working Capital	100.7
Net Cash Provided by (Used in) Operating Activities		168.4
Capital Expenditures	(30.5)
Net Cash Provided by (Used in) Investment Activities		(30.5)
Increase (Decrease) in Debt	(70.7)
Capital Issued	—
Dividend Payment	—
Net Cash Provided by (Used in) Financing Activities		(70.7)
Foreign Exchange Translation Adjustment		(4.2)
Net Increase (Decrease) in Cash and Cash Equivalents		63.0
Cash and Cash Equivalents as of June 30, 2003		634.2
Cash and Cash Equivalents as of September 30, 2003		697.2
		63.0

ANNEX IV
Euros in millions
Unaudited

	Revenues

	3rd Quarter				Nine Months

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	602	546	10.3%	1,592	1,592	0.0%
Onshore/Downstream	562	524	7.3%	1,544	1,415	9.1%
Industries	93	65	43.1%	284	300	(5.3)%

Total	1,257	1,135	10.7%	3,420	3,307	3.4%

	Revenues by Region

	3rd Quarter			Nine Months

Region	2003	2002	Change	2003	2002	Change

Europe, Russia, C Asia	326	324	0.6%	873	922	(5.3)%
Africa, Middle-East	590	524	12.6%	1,454	1,042	39.5%
Asia Pacific	60	38	57.9%	245	333	(26.4)%
Americas	281	249	12.9%	848	1,010	(16.0)%

Total	1,257	1,135	10.7%	3,420	3,307	3.4%

	EBITDA

	3rd Quarter			Nine Months

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	76.4	66.8	14.4%	185.3	180.4	2.7%
Onshore/Downstream	23.0	21.7	6.0%	64.4	64.8	(0.6)%
Industries	2.9	2.5	16.0%	7.5	10.1	(25.7)%

Total	102.3	91.0	12.4%	257.2	255.3	0.7%

	EBITDA by Region

	3rd Quarter			Nine Months

Region	2003	2002	Change	2003	2002	Change

Europe, Russia, C Asia	35.9	48.5	(26.0)%	86.8	108.9	(20.3)%
Africa, Middle-East	36.8	32.8	12.2%	100.3	67.7	48.2%
Asia Pacific	3.1	(6.5)	n.s	9.5	13.3	(28.6)%
Americas	25.5	16.2	57.4%	60.6	65.4	(7.3)%

Total	102.3	91.0	12.4%	257.2	255.3	0.7%

	EBITA

	3rd Quarter			Nine Months

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	51.0	39.6	28.8%	109.6	87.5	25.3%
Onshore/Downstream	19.3	17.8	8.4%	54.0	51.6	4.7%
Industries	2.4	1.4	71.4%	5.8	7.6	(23.7)%

Total	72.7	58.8	23.6%	169.4	146.7	15.5%

ANNEX V
Euros in millions
(unaudited)

Order Intake

	3rd Quarter			Nine Months

By Business Branch	2003	2002	Change	2003	2002	Change

Offshore	691	529	30.6%	3,148	1,348	133.6%
Onshore/Downstream	681	946	(28.1)%	2,286	2,770	(17.5)%
Industries	112	51	120.0%	228	320	(28.8)%

Total	1,484	1,526	(2.8)%	5,662	4,438	27.6%

Backlog

	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,
By Business Branch	2003	2003	2003	2002	2002

Offshore	3,140	3,047	1,609	1,761	1,930
Onshore/Downstream	4,081	4,210	4,126	3,625	3,844
Industries	305	315	356	390	289

Total	7,526	7,572	6,091	5,776	6,063

Backlog Scheduling

		Onshore/
As of Sept. 30, 2003	Offshore	Downstream	Industries	Total

For fourth quarter 2003	617	548	85	1,250
For 2004	1,638	1,591	187	3,416
For 2005 and Beyond	885	1,942	33	2,860

Total	3,140	4,081	305	7,526

ANNEX VI
(unaudited)

Net Debt

	Sept 30	June 30	Mar 31	Dec 31	Sept 30
Euros in millions	2003	2003	2003	2002	2002

Marketable Securities	108	81	327	99	98
Cash	589	553	399	642	633
Cash & Cash Equivalents (A)	697	634	726	741	731
Short Term Debt	321	390	306	301	273
Long Term Debt	921	923	926	946	1,110

Gross Debt (B)	1,242	1,313	1,232	1,247	1,383

Net Debt* (B — A)	545	679	506	506	652

*	Does not include the reimbursement premium on the convertible bonds issued in the first quarter of 2002.

Foreign Exchange Conversion Rates vs. Euro

	Statement of Income			Balance Sheet

	Sep 30	Dec 31	Sep 30	Sep 30	Dec 31	Sep 30
	2003	2002	2002	2003	2002	2002

USD	1.11	0.95	0.93	1.17	1.05	0.99
GBP	0.69	0.63	0.62	0.70	0.65	0.63